Exhibit 99.2

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Securities NL, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

Dear Sir or Madam:

As required by subparagraph (6)(a)(iii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of HEXO Corp. dated January 31, 2020 (the “Notice”) and, based on our knowledge of such information at this time, we are in agreement with the statement contained in such Notice.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants

January 31, 2020

Ottawa, Canada

cc. HEXO Corp.

     PricewaterhouseCoopers LLP